UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2006

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___

Item 1.
News release issued by Masisa S.A. on January 12, 2006:

NEWS RELEASE

For further information contact:
Felipe García-Huidobro / Emilio Pellegrini	Melanie Carpenter / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
+56 (2) 350-6038	+1 (212) 406-3692/4
inversionistas.corp@masisa.com	masisa@i-advize.com
www.masisa.com

MASISA S.A. COMPLETES CORPORATE BOND PLACEMENT
FOR US$163 MILLION

Santiago, Chile, January 12, 2006 -- MASISA S.A. (NYSE: MYS) (“Masisa” or “the Company”), a leading Latin American forestry and wood products company, announced today the completion of a local bond placement for approximately US$163 million, denominated in Unidades de Fomento (“UF”), a Chilean inflation-indexed currency unit.

The bond placement, which was completed today, was comprised of two series:

(i)	Series D: corresponding to approximately US$68.6 million, with a maturity of 7 years, placed at an annual rate of 4.59%.

(ii)	Series E: corresponding to approximately US$94.4 million, with a maturity of 21 years, placed at an annual rate of 4.79%.

Enrique Cibié, Masisa’s Chief Executive Officer, expressed his satisfaction stating, “The Company obtained the placement via excellent conditions, which reflects the market’s confidence in Masisa”.

Among the participants of the placement were local pension funds, insurance companies, mutual funds, stockbrokers and banks.

The proceeds will be used to refinance the financial liabilities of the Company.

Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include without limitation management’s current view and estimates of future circumstances, industry conditions and company performance. Some forward-looking statements may be identified by our use of the terms “ may”, “should”, “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. Statements regarding future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations, and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

Item 2.
The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on January 12, 2006:

MASISA S.A.
Publicly-held Corporation
Listed under Chilean Securities Registration N° 825
IMPORTANT EVENT

Santiago, January 12th, 2006

Mr.
Alejandro Ferreiro Yazigi
Superintendent
Superintendencia de Valores y Seguros
(Chile’s Insurance and Securities Superintendence)

To whom it may concern:

In accordance with the provisions of article 9 and paragraph two of article 10 of Law N° 18,045 and General Rule N° 30 of the Superintendence, being duly authorized, I hereby report the following information as an important event regarding two lines of bonds of the issuer Masisa S.A., from now on also “Masisa” or the “Company”, registered with the Superintendencia de Valores y Seguros under the numbers 439 and 440 on November 14th, 2005, and November 15th, 2005, respectively:

1.- With respect to line N° 439, series E bonds were placed today, January 12th, 2006, for UF 2,750,000, with a 21-year term and a 1-year grace period, at a rate of 4.79% .

2.- With respect to line N° 440, series D bonds were placed today January 12th, 2006, for UF 2,000,000, with a 7-year term and a 2-year grace period, at a rate of 4.59% .

The proceeds obtained through the placements mentioned above will be used to pay financial liabilities of the Company and/or its subsidiaries.

Sincerely,

Enrique Cibié Bluth
CEO
Masisa S.A.

cc.	Bolsa de Valores (Stock Exchange)
Comisión Clasificadora de Riesgos (Risk Classifying Commission)
Clasificadores de Riesgo (Risk Classification)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2006

Masisa S.A.

By:
/s/ Patricio Reyes

Patricio Reyes
General Counsel